Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

March 21, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re: RiverNorth Opportunities Fund, Inc. (the “Fund” or the “Registrant”) (File

Nos. 333-283156; 811-22472); Response to Examiner Comments on N-2

Dear Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on February 27, 2025, March 6, 2025 and March 13, 2025 in connection with your review of the Fund’s above-referenced amended registration statement (“Registration Statement”) on Form N-2. The changes to the Fund's disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund's Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated the comments below in bold, and our responses follow your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	The staff notes that the financial information included in the Registration Statement has gone stale under the financial reporting obligations of Regulation S-X Section 210.3-18. Please update the financial information accordingly.

The Registrant confirms that the financial information will be updated accordingly.

2.	In footnote 6 of the fee table, please tailor the language in the footnote to align with the line items in the fee table and add footnote 6 to the line items impacted within the fee table.

The Fund confirms the aforementioned disclosure will be updated in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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